January 18, 2011

VIA EDGAR

Mr. Jim B. Rosenberg
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Centene Corporation Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 22, 2010
File No. 001-31826

Dear Mr. Rosenberg:

This letter sets forth the responses of Centene Corporation (the “Company”) to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above referenced filing.  The Staff’s comments were provided to the Company on December 29, 2010.  We are also delivering copies of this letter to Ms. Staci Shannon of the Commission’s Staff.

For convenient reference, we have included your comments in italics and bold for ease of reference followed by our response to those comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to the Consolidated Financial Statements

7. Short-term and Long-term Investments and Restricted Deposits, page 40

1.
Please revise your disclosure, to state the name of each person in which the total amount invested in the person and its affiliates exceeds 10% of your total stockholders’ equity.  Separately disclose the name and aggregate amount invested as recorded in your Consolidated Balance Sheets.  Refer to note (6) of Rule 7-03(a)(1) of Regulation S-X

The Company has not maintained any investment in any person in which the total amount invested in the person and its affiliates exceeds 10% of total stockholders’ equity under note (6) of Rule 7-03(a)(1) of Regulation S-X.  Additionally, the Company limits the size of investment in any single issuer (excluding U.S. Treasury securities) to a par value of  $5 million and began disclosing this in footnote 6 of our consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

11. Income Taxes, page 43

2.
You disclose that the IRS has initially denied the $34.856 million tax benefit you recognized for the abandonment of the FirstGuard stock in 2007, and that you are proceeding with the appeals process and believe it is more likely than not that your tax position will be upheld.  Please revise your disclosure to specifically address the reason that the IRS has initially denied your tax position, and the basis for your conclusion that it is more likely than not that the IRS will reverse their initial denial and your tax position will be upheld

In connection with the IRS examination of the Company's 2007 tax return, the field agent initially denied the $34.9 million tax benefit related to the abandonment of the FirstGuard stock in 2007 based on certain assumptions of fact by the IRS. The most significant change was to recharacterize the loss as a capital loss versus an ordinary loss.

As part of an appeals conference in August 2010, the Company responded to the field agent's original write-up and provided additional documentation to the Appeals Officer to support the Company's view that sufficient technical tax authority existed at the time of the FirstGuard abandonment to support the Company's tax position. The Company is proceeding with the appeals process and believes that once the factual issues surrounding the abandonment are understood by the IRS, the position, more likely than not, will be upheld.

    We propose to update the tax footnote in this manner as part of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (subject to any new information from the IRS prior to our filing).

24.  Condensed Financial Information of Registrant, page 49

3.
Please provide us a detailed description of the cash transactions that enabled the Parent to report $92.7 million of positive operating cash flows during 2009.  Parent-only operating cash flows comprises 37% of consolidated operating cash flows.  Presumably, the Parent has no operations and merely pays interest and taxes, and receives dividend and interest payments from its subsidiaries.  Also, provide us an explanation as to why parent-only operating cash flows increased from $37.5 million in 2008 to $92.7 million in 2009.

The Company has unrestricted subsidiaries that receive monthly management fees from our restricted subsidiaries.  The cash flow generated from the unrestricted subsidiaries, including management fees, is utilized by the Company to service debt, make acquisitions, fund capital contributions to subsidiaries and fund its operations.  To clarify this for users of our financial statements, the Company proposes adding a similar discussion on the management fee in Note A of the Condensed Financial Information of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

The increase in parent-only operating cash flows from $37.5 million in 2008 to $92.7 million in 2009 is due to an increase in management fees of approximately $50.0 million resulting from growth in our business and increased cash flows from our unrestricted subsidiaries due to their improved operating performance in 2009.

Acknowledgement

In connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Upon completion of this review process, we intend to include the revised disclosures discussed in this letter in our future filings, as applicable, starting with our Annual Report on Form 10-K for the year ended December 31, 2010.  Please contact the undersigned, at (314) 725-4477 with any questions concerning this letter or if we can provide you with any additional information which will facilitate your review of these filings.

Sincerely,

/s/ William N. Scheffel

William N. Scheffel
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Ms. Staci Shannon, Securities and Exchange Commission
Mr. Michael F. Neidorff, Centene Corporation
Mr. Dan Rockwood, KPMG LLP
Mr. J. Mark Klamer, Bryan Cave LLP